                                                Commission File Number 001-31914

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        --------------------------------

                                    FORM 6-K

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                                 April 28, 2004

                        --------------------------------

                      China Life Insurance Company Limited
                 (Translation of registrant's name into English)

                                16 Chaowai Avenue
                                Chaoyang District
                              Beijing 100020, China
                             Tel: (86-10) 8565-9999
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

                        Form 20-F  X     Form 40-F
                                 -----             ------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
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Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                               Yes           No  X
                                  ----         -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
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                                                Commission File Number 001-31914


On April 28, 2004, China Life Insurance Company Limited issued an announcement, a copy of which is attached as Exhibit 99.1 hereto.


                                  EXHIBIT LIST
                                  ------------

Exhibit                    Description

99.1                       Statement, dated April 27, 2004.

                                                Commission File Number 001-31914


                                   SIGNATURES
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Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       China Life Insurance Company Limited
                                   ---------------------------------------------
                                                 (Registrant)


                                By:             /s/ Miao Fuchun
                                   ---------------------------------------------
                                                  (Signature)


                                Name:   Miao Fuchun
Date: April 28, 2004            Title:  Director and Vice President

                                                                    EXHIBIT 99.1

                                 [Company Logo]

                      CHINA LIFE INSURANCE COMPANY LIMITED
                           [Company name in Chinese]
                 (A joint stock limited company incorporated in
             the People's Republic of China with limited liability)
                               (Stock Code : 2628)

                                  ANNOUNCEMENT

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   This announcement relates to the U.S. Securities and Exchange Commission's informal inquiry on China Life Insurance Company Limited.
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Reference is made to our earlier announcement dated April 1, 2004 regarding the U.S. Securities and Exchange Commission's informal inquiry on China Life Insurance Company Limited (the "Company").

On April 27, 2004 (Hong Kong time), the Company received, via its US counsel, an informal inquiry ("Inquiry") dated April 26, 2004 (New York Time) from the U.S. Securities and Exchange Commission requesting the Company to produce documents and other relevant information on certain matters.

The U.S. Securities and Exchange Commission has advised the Company that the informal inquiry should not be construed as an indication by the U.S. Securities and Exchange Commission or its staff that any violations of law have occurred, or as a reflection upon any person, entity or security. The Company intends to cooperate fully with the Inquiry.

The board of directors of the Company (the "Board") confirms that save as disclosed above, there are no other matters which are discloseable under Rule
13.10 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"), neither is the Board aware of any matter discloseable under the general obligation imposed by Rule 13.09 of the Listing Rules, which is or may be of a price sensitive nature.

In the meantime, shareholders and potential investors of the Company should exercise caution when dealing in the shares in the Company.

Made by the order of the Board, the directors of which individually and jointly accept responsibility for the accuracy of this announcement.


                                                  By Order of the Board of
                                            China Life Insurance Company Limited
                                                       Heng Kwoo Seng
                                                      Company Secretary

The Board comprises of:

Wang Xianzhang (Executive director)
Miao Fuchun (Executive director)
Wu Yan (Non-executive director)
Long Yongtu (Independent non-executive director)
Chau Tak Hay (Independent non-executive director)

Hong Kong, April 27, 2004